Exhibit (a)(5)(xi)

Ligand Announces Expiration of Tender Offer for Shares of Pfenex Inc.

SAN DIEGO, Calif. (September 30, 2020) – Ligand Pharmaceuticals Incorporated (NASDAQ: LGND) today announced that its tender offer to purchase any and all issued and outstanding shares of common stock of Pfenex Inc. (NYSE American: PFNX) at an offer price of $12.00 per share in cash, plus one non-transferable contractual contingent value right per share representing the right to receive a contingent payment of $2.00 in cash, if a certain specified milestone is achieved, expired at midnight (New York City time), at the end of the day on Tuesday, September 29, 2020.

The depositary for the tender offer has advised that, as of the expiration of the tender offer, a total of approximately 27,591,554 shares were validly tendered and not withdrawn in the tender offer (including shares delivered through notices of guaranteed delivery), representing approximately 80.3% of Pfenex’s outstanding shares. Ligand’s wholly-owned subsidiary will accept for payment all shares that were validly tendered and not withdrawn prior to expiration of the tender offer, and payment for such shares will be made promptly, in accordance with the terms of the tender offer.

Ligand expects the merger to close on October 1, 2020, with Pfenex becoming a wholly owned subsidiary of Ligand. As a consequence of the merger, each outstanding Pfenex share not tendered and purchased in the offer (other than those as to which holders properly exercise dissenters’ rights and those owned at the commencement of the tender offer by Ligand or its direct and indirect subsidiaries) will be converted into the right to receive the same $12.00 per share in cash, plus one non-transferable contractual contingent value right per share representing the right to receive a contingent payment of $2.00 in cash, if a certain specified milestone is achieved, without interest and less any required withholding taxes, that was offered in the tender offer. Following completion of the merger, Pfenex’s common stock will cease to be traded on the New York Stock Exchange American.

About Ligand

Ligand is a revenue-generating biopharmaceutical company focused on developing or acquiring technologies that help pharmaceutical companies discover and develop medicines. Ligand’s business model creates value for stockholders by providing a diversified portfolio of biotech and pharmaceutical product revenue streams that are supported by an efficient and low corporate cost structure. Ligand’s goal is to offer investors an opportunity to participate in the promise of the biotech industry in a profitable, diversified and lower-risk business than a typical biotech company. Ligand’s business model is based on doing what Ligand does best: drug discovery, early-stage drug development, product reformulation and partnering. Ligand partners with other pharmaceutical companies to leverage what they do best (late-stage development, regulatory management and commercialization) to ultimately generate our revenue. Ligand’s OmniAb® technology platform is a patent-protected transgenic animal platform used in the discovery of fully human mono- and bispecific therapeutic antibodies. The Captisol platform technology is a patent-protected, chemically modified cyclodextrin with a structure designed to optimize the solubility and stability of drugs. The Vernalis Design Platform (VDP) integrates protein structure determination and engineering, fragment screening and molecular modeling, with medicinal chemistry, to help enable success in novel drug discovery programs against highly-challenging targets. Ab Initio™ technology and services for the design and preparation of customized antigens enable the successful discovery of therapeutic antibodies against difficult-to-access cellular targets. Ligand has established multiple alliances, licenses and other business relationships with the world’s leading pharmaceutical companies including Amgen, Merck, Pfizer, Sanofi, Janssen, Takeda, Servier, Gilead Sciences and Baxter International. For more information, please visit www.ligand.com.

Follow Ligand on Twitter @Ligand_LGND.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements by Ligand that involve risks and uncertainties and reflect Ligand’s judgment as of the date of this release. These forward-looking statements include, without limitation, statements regarding the timing of the anticipated acquisition and when and whether the anticipated acquisition ultimately will close. Actual events or results may differ from Ligand’s expectations due to risks and uncertainties inherent in Ligand’s business, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Ligand or Pfenex to consummate the transaction; risks that the proposed transaction disrupts the current plans and operations of Ligand or Pfenex; the ability of Pfenex to retain key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; Ligand’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating Pfenex with its existing businesses; the impact of COVID-19 on Ligand’s and Pfenex’s businesses and the timing of the transaction; legislative, regulatory and economic developments; and other risks described in Ligand’s prior press releases and filings with the SEC. The failure to meet expectations with respect to any of the foregoing matters may reduce Ligand’s stock price. Ligand disclaims any intent or obligation to update these forward-looking statements after the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Contacts:

Ligand Pharmaceuticals Incorporated	LHA Investor Relations
Patrick O’Brien	Bruce Voss
investors@ligand.com	bvoss@lhai.com
(858) 550-7893	(310) 691-7100
Twitter: @Ligand_LGND

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